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MEXICAN STOCK EXCHANGE
SIFIC-ICS
STOCK EXCHANGE CODE: ICA
QUARTER 4 - YEAR: 2002
EMPRESAS ICA SOCIEDAD CONTROLADORA, SA DE CV
FINANCIAL STATEMENT NOTES
ANNEX 2

     BASIS OF PRESENTATION AND CONSOLIDATION

     ICA'S FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH MEXICAN GAAP. CERTAIN DISCLOSURES TO FINANCIAL STATEMENTS HAVE BEEN SUMMARIZED WITH RESPECT TO AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001. CONSEQUENTLY, THE READING AND ANALYSIS OF FINANCIAL STATEMENTS MUST BE MADE IN COMBINATION WITH ANNUAL FINANCIAL STATEMENTS.

     FINANCIAL STATEMENTS OF THOSE COMPANIES IN WHICH ICA OWNS (OR EFFECTIVELY CONTROLS) MORE THAN 50% OF THE CAPITAL STOCK ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS.

     ALL SIGNIFICANT INTERCOMPANY BALANCES AND TRANSACTIONS HAVE BEEN ELIMINATED IN CONSOLIDATION.

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES A) ACCOUNTING METHOD FOR THE TREATMENT OF THE EFFECTS OF INFLATION

     THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY RECOGNIZE THE EFFECTS OF INFLATION IN ACCORDANCE WITH BULLETIN B-10, "RECOGNITION OF THE EFFECTS OF INFLATION IN FINANCIAL INFORMATION" AS AMENDED (BULLETIN B-10), ISSUED BY THE IMCP. BULLETIN B-10, REQUIRES THE RESTATEMENT OF ALL COMPARATIVE FINANCIAL STATEMENTS TO CONSTANT MEXICAN PESOS AS OF THE DATE OF THE MOST RECENT BALANCE SHEET PRESENTED.

     THE  COMPANY  CHOSED THE  ALTERNATIVE  METHOD  PROVIDED  BY  BULLETIN  B-15
"FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" (BULLETIN B-15), WHICH CONSISTS OF DETERMINING A RESTATEMENT FACTOR WHICH USES A WEIGHTED AVERAGE RATE BASED UPON THE NATIONAL CONSUMER PRICE INDEX ("NCPI") PUBLISHED BY BANCO DE MEXICO AND THE INFLATION AND FOREIGN EXCHANGE RATES OF THE COUNTRIES IN WHICH THE COMPANY HAS FOREIGN SUBSIDIARIES. PRIOR YEAR FINANCIAL STATEMENTS REPORTED FOR COMPARATIVE PURPOSES WERE RESTATED BY A RESTATEMENT FACTOR OF 1.0759 INSTEAD OF RESTATING THEM BY A NCPI FACTOR OF
1.057 TO DETERMINE CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2002.

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     REPAIRS / MATERIALS INVENTORIES AND COST OF SALES ARE VALUED AT THE COST OF
THE MOST RECENT INVENTORY ACQUISITIONS DURING THE PERIOD, OR AT THE OLDEST PRODUCTION COST WITHOUT EXCEEDING THE NET REALIZABLE VALUE. THE COST OF SALES IS DETERMINED USING THE PRICE OF THE MOST RECENT INVENTORY ACQUISITION PRIOR TO CONSUMPTION DATE, OR AT THE OLDEST PRODUCTION COST AT THE TIME OF SALE.

     REAL ESTATE INVENTORIES ARE RESTATED USING THE SPECIFIC COST METHOD BASED ON NET REPLACEMENT COST DETERMINED BY INDEPENDENT APPRAISERS, WHICH IS SIMILAR TO THE MARKET VALUE.

     PROPERTY, PLANT AND EQUIPMENT AND CONCESSIONED PROJECTS ARE RESTATED USING THE NCPI AND/OR THE NCPI OF THE COUNTRY OF ORIGIN FOR FOREIGN-SOURCED PROPERTY, PLANT AND EQUIPMENT.

     FINANCING COSTS INCURRED DURING THE CONSTRUCTION AND INSTALLATION OF BUILDINGS AND MACHINERY AND EQUIPMENT ARE CAPITALIZED AND ADJUSTED FOR INFLATION AS MEASURED BY THE NCPI. EXPENSES FOR RENEWALS AND IMPROVEMENTS, WHICH EXTEND USEFUL LIVES, ARE ALSO CAPITALIZED.

     INVESTMENTS IN AFFILIATED COMPANIES ARE STATED USING THE EQUITY METHOD WHICH INCLUDES COST PLUS THE COMPANY'S EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) AFTER ACQUISITIONS ADJUSTED FOR THE EFFECTS OF INFLATION ON EQUITY. THE ADJUSTMENT FOR THE EFFECTS OF INFLATION ON EQUITY IS INHERENT IN THE EQUITY METHOD AS THE INVESTEE'S FINANCIAL STATEMENTS ARE ALSO PREPARED IN ACCORDANCE WITH BULLETIN B-10.

B) CASH EQUIVALENTS

     CASH EQUIVALENTS ARE STATED AT THE LOWER OF ACQUISITION COST PLUS UNCOLLECTED CASH PROCEEDS, OR ESTIMATED REALIZABLE VALUE, AND CONSIST PRIMARILY OF TIME DEPOSITS WITH ORIGINAL MATURITIES OF NINETY DAYS OR LESS.

     C) ACCOUNTING FOR CONSTRUCTION CONTRACTS

     CONSTRUCTION CONTRACTS ARE ACCOUNTED FOR USING THE PERCENTAGE-OF-COMPLETION METHOD OF ACCOUNTING AND, THEREFORE, TAKE INTO ACCOUNT THE REVENUES, COSTS, AND ESTIMATED EARNINGS TO DATE AS CONTRACT ACTIVITY PROGRESSES. REVENUES ARE RECOGNIZED FROM CONTRACTS BASED ON UNITS-OF-WORK PERFORMED AND ARE SUBJECT TO PRICE INCREASE CLAUSES. THE TIMING OF REVENUE RECOGNIZED IS NOT NECESSARILY RELATED TO AMOUNTS BILLABLE TO CUSTOMERS UNDER THE TERMS OF THE VARIOUS CONTRACTS.
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     CONTRACT COSTS INCLUDE ALL DIRECT LABOR AND MATERIALS,  SUBCONTRACTORS  AND
OTHER INITIAL COSTS OF THE PROJECT, AND ALLOCATIONS OF INDIRECT COSTS SUCH AS INDIRECT LABOR, SUPPLIES, TOOLS AND REPAIRS. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ARE CHARGED AGAINST OPERATIONS AS INCURRED. PROVISIONS FOR ESTIMATED LOSSES ON UNCOMPLETED CONTRACTS ARE MADE IN THE PERIOD IN WHICH SUCH LOSSES ARE
DETERMINED.   CHANGES  IN  JOB  PERFORMANCE,   JOB  CONDITIONS,   AND  ESTIMATED
PROFITABILITY, INCLUDING THOSE ARISING FROM CONTRACT PENALTY PROVISIONS AND FINAL CONTRACT SETTLEMENTS, MAY RESULT IN REVISIONS TO REVENUES AND ARE RECORDED IN PERIODS IN WHICH THE REVISIONS ARE DETERMINED.

     REVENUES EARNED ON CONTRACTS IN PROGRESS IN EXCESS OF BILLINGS ARE INCLUDED IN CURRENT ASSETS AS "COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS."

     D) FOREIGN CURRENCY TRANSACTIONS

     FOREIGN CURRENCY TRANSACTIONS ARE RECORDED AT THE EXCHANGE RATE IN EFFECT AT THE DATE OF THE TRANSACTION. BALANCES OF MONETARY ASSETS AND LIABILITIES ARE ADJUSTED MONTHLY AT THE MARKET RATE IN EFFECT. EXCHANGE RATE FLUCTUATIONS ARE TAKEN INTO INCOME CURRENTLY.

     E) FOREIGN CURRENCY TRANSLATION OF SUBSIDIARIES FINANCIAL STATEMENTS

     IN ACCORDANCE WITH BULLETIN B-15 THE COMPANY'S FOREIGN SUBSIDIARIES ARE CONSIDERED TO BE INDEPENDENT FROM THE OPERATIONS OF THE COMPANY. EXCHANGE RATE DIFFERENCES GENERATED BY THE TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES THAT ARE NOT AN EXTENSION OF THE COMPANY'S OPERATION ARE PRESENTED IN STOCKHOLDERS' EQUITY UNDER THE "EXCESS (INSUFFICIENCY) FROM RESTATEMENT OF STOCKHOLDER'S EQUITY".
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     F) INVESTMENT IN CONCESSIONS

     THE MEXICAN GOVERNMENT HAS PURSUED SINCE 1989 A POLICY OF GRANTING CONCESSIONS TO PRIVATE PARTIES FOR THE CONSTRUCTION, MAINTENANCE, AND OPERATION OF HIGHWAYS, BRIDGES AND TUNNELS. MOST OF THE LATTER HAVE BEEN BUILT BY THE PRIVATE SECTOR THROUGH A CONCESSION ARRANGEMENT. CONCESSIONS ARE GRANTED BY THE MEXICAN GOVERNMENT TO SPECIAL PURPOSE ENTITIES ("CONCESSIONAIRES") THROUGH A COMPETITIVE BIDING PROCESS.

     UNDER THE CONCESSION AGREEMENT, THE CONCESSIONAIRE IS RESPONSIBLE FOR CONSTRUCTING, MAINTAINING AND OPERATING THE INFRASTRUCTURAL FACILITY THAT IS THE SUBJECT OF THE CONCESSION. IN RETURN, THE CONCESSIONAIRE HAS THE RIGHT TO RETAIN SUBSTANTIALLY ALL OF THE REVENUES DERIVED FROM THE OPERATION OF THE CONCESSION FACILITY FOR THE LIFE OF THE CONCESSION. UPON TERMINATION OF THE CONCESSION, THE CONCESSIONED FACILITY, INCLUDING THOSE ASSETS OF THE CONCESSIONAIRE REQUIRED TO OPERATE THE FACILITY, IS AUTOMATICALLY TRANSFERRED TO THE MEXICAN GOVERNMENT

     THE TERMS OF THE CONCESSION GOVERN THE CONCESSION PROCESS INCLUDING: THE RIGHTS THAT THE STATE WILL RECEIVE FOR THE CONCESSION'S USE, THE CONSTRUCTION TO BE UNDERTAKEN, THE OPERATIONAL STANDARDS THAT MUST BE MET, THE RATES THAT MAY BE CHARGED, THE RATE OF RETURN TO THE CONCESSIONAIRE AND THE LENGTH OF TIME FOR WHICH THE CONCESSION IS GRANTED. CONCESSIONAIRE'S ACTIVITIES, INCLUDING THE CONSTRUCTION OF THE CONCESSION, ARE CAREFULLY MONITORED BY THE GOVERNMENT.


     CONCESSION ARRANGEMENTS ARE DESIGNED TO RECOVER THE INVESTMENT ON THE REGULATED CONCESSION AND OBTAIN A PREDETERMINED RATE OF RETURN. THE LIFE OF THE CONCESSION IS DETERMINED UPON THE CONSTRUCTION AND OPERATING COSTS, AS ESTIMATED BY THE CONCESSIONAIRE. IT IS ALSO INFLUENCED BY TRAFFIC VOLUMES AND TOLL REVENUES COLLECTED, THUS, UPON PROJECTED CASH INFLOWS THAT HAVE BEEN DETERMINED BY THE GOVERNMENT. TOLL RATES ARE BASED UPON THE COST OF EACH PROJECT. THE CONCESSION ALLOWS THE CONCESSIONAIRE TO FULFILL A REVIEW FROM TIME TO TIME OF THE COLLECTED TOLLS IN ORDER TO COMPENSATE FOR THE EFFECTS OF INFLATION OVER THE OPERATING COSTS. IN THE EVENT THAT USAGE VOLUME FALLS BELOW THE ESTIMATE PROVIDED BY THE GOVERNMENT THE CONCESSION SUBSIDIARY TYPICALLY HAS THE RIGHT TO OBTAIN AN EXTENSION OF THE LENGTH OF THE TERM OF ITS CONCESSION TO PROVIDE THE TOTAL RETURN ON ITS INVESTMENT.

     REGULATORY AUTHORITIES CAREFULLY MONITOR THE CONSTRUCTION PROCESS AND REGULARLY RECEIVE AND APPROVE PROGRESS REPORTS, WHICH ARE THE BASIS UPON WHICH PAYMENTS BY THE CONCESSIONAIRE TO THE CONSTRUCTION COMPANY ARE MADE. THESE AUTHORITIES ALSO RESERVE THE RIGHT TO INSPECT THE CONCESSIONED FACILITY FROM TIME TO TIME ONCE OPERATIONS COMMENCE.

     LIKEWISE, THE AUTHORITIES HAVE THE RIGHT TO TERMINATE A CONCESSION WITHOUT COMPENSATION BEFORE THE EXPIRATION OF ITS TERM IN THE EVENT THE CONCESSION SUBSIDIARY FAILS TO PERFORM ITS OBLIGATIONS OR COMPLY WITH RESTRICTIONS UNDER SUCH CONCESSION OR UNDER APPLICABLE LAW. THE GOVERNMENT IS REQUIRED TO COMPENSATE THE CONCESSIONAIRE DUE TO THE EARLY TERMINATION OF THE CONCESSION FOR CAUSES NOT ATTRIBUTABLE TO THE CONCESSIONAIRE

     IN ACCORDANCE WITH BULLETIN A-8, THE COMPANY ACCOUNTS FOR CONCESSION ACTIVITIES THAT MEET CERTAIN REQUIREMENTS IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 71, "ACCOUNTING FOR THE EFFECTS OF CERTAIN TYPES OF REGULATION" (SFAS NO. 71). AS REQUIRED BY SFAS NO. 71, THE REGULATED CONCESSION ACTIVITIES MEET THE FOLLOWING CRITERIA:

     THE REGULATED REVENUES (TOLLS TO BE COLLECTED OVER THE TERM OF THE CONCESSION) ARE ESTABLISHED BY AN INDEPENDENT THIRD-PARTY REGULATOR.

     THE TOLLS ARE DESIGNED TO RECOVER THE SPECIFIC COSTS OF THE REGULATED CONCESSION.

     IT IS REASONABLE TO ASSUME THAT SUCH TOLLS CAN BE COLLECTED.


     REVENUES AND PROFITS ON CONSTRUCTION CONTRACTS WITH THE REGULATED CONCESSION SUBSIDIARY, RECOGNIZED BY THE CONSTRUCTION SUBSIDIARY, ARE NOT ELIMINATED IN CONSOLIDATION. PROVISIONS FOR ESTIMATED LOSSES ON SUCH CONTRACTS ARE RECORDED IN THE PERIOD IN WHICH SUCH LOSSES ARE DETERMINED.

     INVESTMENTS IN CONCESSIONS ARE RESTATED USING THE NCPI.


     TOTAL COST OF FINANCING INCURRED DURING THE CONSTRUCTION PERIOD IS CAPITALIZED AND ADJUSTED FOR INFLATION AS MEASURED BY THE NCPI.

     INVESTMENT IN CONCESSIONED PROJECTS IS AMORTIZED ON A UNITS-OF-USAGE METHOD DURING THE CONCESSION PERIOD. REVENUES FROM THE OPERATION OF CONCESSION PROJECTS ARE RECOGNIZED AS CONCESSION REVENUES.
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     DEBT SECURITIES

     ON MARCH 2001 A SUBSIDIARY OF ICA ISSUED ORDINARY SHARE CERTIFICATES FOR AN AMOUNT OF PS.180,000 MATURING IN 2016 WHICH ARE PAYABLE SEMI-ANNUALLY, STARTING FROM SEPTEMBER 2001. INTERESTS ARE PAYABLE SEMI-ANNUALLY BEARING AN INTEREST RATE OF UDI PLUS 9.5%.

     DURING THE YEARS 2002 AND 2001, THE COMPANY ACQUIRED U.S. 72.8 AND 50.6 MILLION OF CONVERTIBLE DEBENTURES, MATURING ON MARCH 2004, BEARING AN ANNUAL COUPON AT A RATE OF 5%. AT DECEMBER 31, 2002 THE OUTSTANDING AMOUNT OF DEBT IS
96.5 MILLION DOLLARS.

     IN DECEMBER 2002, THE COMPANY INCURRED LONG-TERM DEBT COLLATERALIZED AND SECURED BY ASSETS OF THE COMPANY, FOR PS. 1,183 MILLION, WITH MATURITY IN MAY 2012, AND PAYABLE ANNUALLY.

     IN MAY 2001 THE  COMPANY  PAID 75 MILLION  DOLLARS  MEDIUM  TERM  UNSECURED
NOTES.

     IN THE SAME MONTH, 600 MILLON PESOS OF SHORT TERM DEBT WERE RESTRUCTURED. 100 MILLION PESOS WERE PAID AND 500 MILLION PESOS WERE RESTRUCTURED TO BE PAID IN FIVE YEARS.

     4.- CONTINGENCY LIABILITIES

     MALLA VIAL IN COLOMBIA.- ON NOVEMBER 30, 2000 AN ARBITRATION TRIBUNAL IN BOGOTA, COLOMBIA RESOLVED THE FIRST ARBITRATION CLAIM CONCERNING THE INTERPRETATION OF A CONTRACT FOR THE REFURBISHMENT OF THE MALLA VIAL DE SANTA FE DE BOGOTA, BETWEEN INGENIEROS CIVILES ASOCIADOS, S.A. DE C.V. ("ICASA"), A SUBSIDIARY OF THE COMPANY, AND THE CAPITAL DISTRICT OF BOGOTA (THE "DISTRICT"). THE ARBITRATION AWARD FOUND THAT THE DISTRICT WAS RESPONSIBLE FOR THE DAMAGES SUFFERED BY ICASA DERIVED FROM UNFORESEEN AND UNFORESEEABLE EVENTS NOT IMPUTED TO ICASA IN ITS PERFORMANCE OF THE CONTRACT THAT RESULTED IN THE DISRUPTION OF THE ECONOMIC BALANCE OF THE CONTRACT. THE ARBITRATION TRIBUNAL ORDERED THE DISTRICT TO REIMBURSE ICASA FOR ITS COSTS. THE ARBITRATION TRIBUNAL ALSO REQUIRED THE DISTRICT TO PAY ICASA FOR THE PROFIT EXPECTED TO BE EARNED DURING THE MONTHS OF JANUARY TO MAY 1999, PRESENT VALUE.

     IN ITS AWARD, THE ARBITRATION TRIBUNAL OFFSET THE CLAIMS OF THE PARTIES AND FOUND THAT THE DISTRICT OWED ICASA A NET AMOUNT OF 24,216 MILLION COLOMBIAN PESOS (APPROXIMATELY U.S. $10.5 MILLION). THE DISTRICT DID NOT SEEK AN APPEAL OF THE ARBITRATION AWARD; NOR DID IT SEEK ANY ADDITION TO OR CORRECTION OF THE AWARD.

     ON JANUARY 26, 2000, ICASA INITIATED A SECOND ARBITRATION PROCEEDING AGAINST THE DISTRICT FOR DAMAGES THAT RESULTED FROM CHANGES MADE TO THE DESIGN OF THE STREET NETWORK FOLLOWING THE MODIFICATION OF THE CONTRACT BY THE DISTRICT WHICH TOOK EFFECT ON JUNE 28, 1999 AS WELL AS FOR THE AGGRESSIVE AND HOSTILE ACTION UNDERTAKEN BY THE DISTRICT AGAINST ICA THAT BROUGHT ABOUT THE SUSPENSION OF THE WORKS. ICASA IS SEEKING 22,000 MILLION COLOMBIAN PESOS ON DAMAGES (APPROXIMATELY U.S. $9.5 MILLION). IN MARCH 2000, THE DISTRICT COUNTER-CLAIMED FOR 29,000 MILLION COLOMBIAN PESOS, (APPROXIMATELY U.S. $12.6 MILLION), BASED ON DAMAGES ALLEGEDLY CAUSED TO THE DISTRICT AS A RESULT OF THE CONCEPTS ALREADY JUDGED IN THE FIRST ARBITRATION FAVORING ICASA, THE UNAVAILABILITY OF THE STREET NETWORK, AND THE DETERIORATION OF A PART OF THE STREET NETWORK.

     ON APRIL 29, 2002, THE ARBITRATION TRIBUNAL ISSUED THEIR FINAL DECISION ON ALL THE PENDING CLAIMS RELATED TO THE SECOND MALLA VIAL ARBITRATION. THE ARBITRATION TRIBUNAL DECIDED IN FAVOR OF THE INSTITUTO DE DESARROLLO URBANO
(IDU) IN THE AMOUNT OF $5,092,642,293 COLOMBIAN PESOS (APPROXIMATELY $2.4 MILLION DOLLARS). FURTHERMORE, THE TRIBUNAL ORDERED THE PARTIES TO TERMINATE THEIR CONTRACTUAL RELATIONSHIP.

     AFTERWARDS, ON MAY 2002, THE IDU AS A RESULT OF THE ARBITRAL DECISION TO TERMINATE THE CONTRACT, ISSUED A RESOLUTION THAT THE MALLA VIAL CONTRACT HAD EXPIRED, AND THAT ICA WAS OBLIGATED TO PAY AN ADDITIONAL INDEMNIFICATION FOR PENALTIES AND FINES AS STIPULATED IN THE CONTRACT.

     ON SEPTEMBER 2002, ICA SUBMITTED A COMPLAINT BEFORE THE ADMINISTRATIVE TRIBUNAL AGAINST THE IDU REQUESTING FOR PAYMENT OF WORK EXECUTED AND COST OVER-RUNS YET NOT PAID, INCLUDING ANY MONETARY ADJUSTMENTS. THESE SUMS WERE NOT REVIEWED BY ANY OF THE ARBITRATION TRIBUNALS AND THE APPROXIMATE AMOUNT CLAIMED IS $2.6 MILLION DOLLARS. ICA IS ALSO REQUESTING THE ADMINISTRATIVE TRIBUNAL THAT THE PARTIES SETTLE ALL ACCOUNTS RELATED TO THIS CONTRACT.

     FURTHERMORE, ON NOVEMBER 2002, ICA PRESENTED ANOTHER COMPLAINT BEFORE THE ADMINISTRATIVE TRIBUNAL. IN THIS COMPLAINT ICA REQUESTED THE TRIBUNAL TO FIND THAT THE IDUS EXPIRATION RESOLUTION OF THE CONTRACT IS NULL AND VOID, AND TO AWARD ICA ITS ECONOMIC DAMAGES BECAUSE, THROUGH THE IDUS ACTIONS, ICA IS NOW UNABLE TO ENTER INTO CONTRACTS WITH THE COLOMBIAN GOVERNMENT FOR A PERIOD OF FIVE YEARS.

     AT DECEMBER 31, 2002, COMMON STOCK CONSISTED OF ONE CLASS OF COMMON SHARES AT NO PAR VALUE, REPRESENTED BY 621,561,433 OUTSTANDING SHARES. VARIABLE CAPITAL MAY NOT BE MORE THAN 10 TIMES FIXED CAPITAL. AS DECEMBER 31, 2002, 71,736,606 OF THE COMPANY'S SHARES ARE ISSUED AND HELD IN TREASURY; OF THOSE SHARES, 30,670,226 ARE RESERVED FOR THE CONVERTIBLE SUBORDINATED DEBENTURES

     AT DECEMBER 31, 2002 COMMON STOCK AUTHORIZED IS AS FOLOWS:

              FIJO                          434,971,287        480,713
              VARIABLE                      258,326,752        285,492
              TOTAL                         693,298,039        766,205
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     AT  THE  ORDINARY   STOCKHOLDERS'  MEETING  HELD  ON  APRIL  19,  2002  THE
STOCKHOLDERS AGREED ON THE APPROVAL AND APPLICATION OF THE RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001; AT THE ORDINARY STOCKHOLDERS' MEETINGS HELD ON APRIL 2, 2001, THE STOCKHOLDERS AGREED ON THE APPROVAL AND APPLICATION OF THE RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000. ALSO, THE STOCKHOLDERS AGREED TO CARRY THE YEAR LOSS OBTAINED ON THE YEAR ENDED DECEMBER 31, 2000 FOR AN AMOUNT OF PS.(1,548,424) AND THE RESULT DUE TO HOLDING NONMONETARY ASSETS FOR PS.(346,525) AGAINST THE CUMULATIVE RESTATEMENT OF COMMON STOCK AND THE RATAINED EARNING (NOMINAL VALUES).

     AT  THE  ORDINARY  STOCKHOLDERS'  MEETING  HELD  ON  MARCH  31,  2000,  THE
STOCKHOLDERS AGREED TO ESTABLISH AN EMPLOYEE STOCK OPTION PLAN. 15,420,000 SHARES ACQUIRED UNDER THE COMPANY'S STOCK REPURCHASE PLAN WERE CANCELLED, BY REDUCING AUTHORIZED VARIABLE CAPITAL BY A NOMINAL AMOUNT OF PS.17,041. ALSO, THE SHAREHOLDERS AGREED TO CANCEL 128,043,079 SHARES ISSUED IN MARCH 1992, BY REDUCING VARIABLE CAPITAL BY A NOMINAL AMOUNT OF PS.141,508 AND BY DECLARING A VARIABLE CAPITAL INCREASE OF FIVE PERCENT OF THE TOTAL OUTSTANDING SHARES (30,910,543 SHARES REPRESENTING AN AMOUNT OF PS.34,161). THIS WAS DONE WITH THE PURPOSE OF HAVING A SUFFICIENT NUMBER OF SHARES FOR THE FOLLOWING TWO YEARS, BOTH FOR THE PURCHASE OF SHARES UNDER THE NEW OPTION PLAN AND FOR THE SHARE BONUS PLAN APPROVED IN 1992 DESIGNED EXCLUSIVELY FOR ICA'S MANAGENENT. BOTH PLANS WERE APPROVED UNDER ARTICLE 16 BIS 8 OF THE MEXICAN SECURITIES MARKET LAW.

     BASED ON THE ANNOUNCEMENT MADE ON APRIL 7, 2000, SHARES WERE OFFERED TO STOCKHOLDERS PURSUANT TO THE EXERCISE OF THEIR PRE-EMPTIVE RIGHTS FOR A TERM OF 15 NATURAL DAYS, ENDING APRIL 22, 2000, AT A QUOTED MARKET PRICE OF PS.3.75 PER SHARE (PRICE AS OF MARCH 30, 2000). UNSUBSCRIBED SHARES WILL BE MAINTAINED IN TREASURY. IN CASE SHARES ARE PARTIALLY OR TOTALLY SUBSCRIBED BY THE STOCKHOLDERS, THE MEETING AUTHORIZED AN ADDITIONAL AMOUNT OF 5% IN ORDER TO HAVE SUFFICIENT SHARES, BOTH FOR THE OPTIONS PLAN AND FOR THE SHARES PLAN ABOVE MENTIONED.

     UNDER THE NEW OPTION PLAN, ICA'S EMPLOYEES ARE ABLE TO ACQUIRE THE SHARES IN TREASURY AT THE QUOTED MARKET PRICE OF THE DAY BEFORE THE GRANT DATE, WHICH MAY NOT BE LOWER THAN PS.3.75 PER SHARE. THE TERM FOR EXERCISING THE OPTION WILL BE 7 YEARS. SHARES OBTAINED THROUGH OPTIONS MAY ONLY BE SOLD IN MEXICO THROUGH THE MEXICAN STOCK EXCHANGE, BY FOLLOWING THE MEXICAN LAW PROVISIONS RELATED TO CONFIDENTIAL INFORMATION.

     THE MAXIMUM ANNUAL AMOUNT OF OPTIONS FOR PURCHASE OF SHARES THAT MAY BE GRANTED MAY NOT EXCEED A 1.5% OF THE TOTAL AMOUNT OF OUTSTANDING SHARES AT DECEMBER 31 OF THE PREVIOUS YEAR.

     THE OPTION PLAN WILL BE EFFECTIVE FOR TEN YEARS AND THE BOARD OF DIRECTORS MAY MODIFY OR SUSPEND IT, DEPENDING ON MARKET CONDITIONS.

     DURING THE FINANCIAL YEARS OF 2001 AND 2000, EXECUTIVES AND EMPLOYEES WERE AWARDED TO ACQUIRE ACCORDING TO THE OPTION PLAN 9,323,417 AND 9,273,163 SHARES AT 3.75 PESOS. ON MARCH 2002 6,089,787 SHARE OPTIONS HAD BEEN CANCELLED, NO SHARES WERE AVAILABLE TO BE AWARD AND NO SHARE OPTION HAD BEEN EXCHANGED AT THAT DATE.
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     STOCKHOLDERS'  EQUITY,  EXCEPT  RESTATED  PAID-IN  CAPITAL AND TAX RETAINED
EARNINGS, WILL BE SUBJECT TO A 35% DIVIDEND TAX, PAYABLE BY THE COMPANY, IN THE EVENT OF DISTRIBUTION. AT THE BEGINNING OF THE YEAR 2003, THE TAX DIVIDEND WILL DECREASE BY 1% EACH YEAR UNTIL IT REACHES THE RATE OF 32% IN YEAR 2005. THE LAW CONTAINS A NEW PROVISION, WHICH ALLOWS COMPANIES REQUIRED TO PAID INCOME TAX ON THE DISTRIBUTION OF THEIR PROFITS TO CREDIT THE TAX THUS PAID AGAINST THE TAX PAYABLE ON THE TAXABLE INCOME OF THE FOLLOWING THREE FISCAL YEARS

     AT DECEMBER 31, 2002 SHAREHOLDERS EQUITY OF MAJORITY INTEREST AT HISTORICAL AND RESTATED VALUES WERE AS FOLLOWS:

                                  HISTORICAL      RESTATEMENT            TOTAL

 COMMON STOCK                        686,925          803,474         1,490,399
 ADDITIONAL PAID IN CAPITAL        1,585,975        2,803,527         4,389,502
 RESERVE FOR REPURCHASE OF SHARES  1,433,229               --         1,433,229
 RETAINED EARNINGS                (4,422,058)       1,412,281        (3,009,777)
 INSUFFICIENCY FROM RESTATEMENT
 OF CAPITAL                               --         (475,907)         (475,907)

                                    (715,929)       4,543,375         3,827,446

     RESERVE FOR THE REPURCHASE OF SHARES

     A RESERVE FOR REPURCHASE OF SHARES WAS CREATED FOR AN AMOUNT OF PS.50,000 (PAR VALUE) BY CHARGING UNAPPROPRIATED PROFITS. THE C.N.B.V. AUTHORIZED THE TEMPORARY ACQUISITION IN THE MARKET OF ITS SHARES FOR AN AMOUNT OF PS.35,000.

     AT THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS MEETINGS HELD ON APRIL 3, 1998 AND SEPTEMBER 17, 1998 THE STOCKHOLDERS AGREED TO INCREASE THE RESERVE FOR REPURCHASE OF SHARES IN AN AMOUNT OF PS.100,000 (PAR VALUE) AND PS.1,350,000 (PAR VALUE), RESPECTIVELY, BY CHARGING UNAPPROPRIATED PROFITS, TO LEAVE AN AMOUNT OF PS.1,500,000 (PAR VALUE).

FINANCING COST

                                      TOTAL      CAPITALIZED      (INCOME) LOSS

  INTEREST EXPENSE                   605,123         33,228            571,895
  INTEREST INCOME                   (166,494)          (959)          (165,535)
  EXCHANGE LOSS (GAIN) NET           159,012          4,333            154,679
  GAIN FROM MONETARY POSITION       (135,603)       (10,246)          (125,357)

         TOTAL                       462,038           26,356            435,682

     INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT STATUTORY PROFIT SHARING

     A) ICA INCURRED CONSOLIDATED INCOME TAX AND ASSET TAX IN PROPORTION TO THE HOLDING COMPANY'S OWNERSHIP OF THE VOTING SHARES OF ITS SUBSIDIARIES. EFFECTIVE JANUARY 1, 2002, 60% OF THE COMPANY'S OWNERSHIP INTEREST IN THE TAX RESULTS OF ITS SUBSIDIARIES ARE CONSOLIDADTED FOR TAX PURPOSES. PROVISIONAL PAYMENTS OF INCOME TAXES AND TAX ON ASSETS OF BOTH THE COMPANY AND ITS SUBSIDIARIES ARE MADE AS IF THE COMPANY DID NOT FILE A CONSOLIDATED TAX RETURN.

     ASSET TAX PAID AND ASSET TAX THAT MAY BE CARRIED FORWARD FROM PREVIOUS YEARS, ARE RECORDED AS AN ADVANCE PAYMENT AT ITS ESTIMATED RECOVERABLE VALUE AS OF THE DATE OF FINANCIAL STATEMENTS AND ARE INCLUDED IN THE BALANCE SHEET AS A DEFERRED ASSET TAX.

     AS OF DECEMBER 31, 2002, INCOME TAX, ASSET TAX AND EMPLOYEE STATUTORY PROFIT SHARING PROVISIONS ARE AS FOLLOWS:

    INCOME TAX:
    CURRENT                                 160,322
    DEFERRED                                 50,658
    ASSET TAX                               305,093
                                            516,073
    EMPLOYEE STATUTORY PROFIT-SHARING:
    CURRENT                                  17,420
    DEFERRED                                 30,601
                                             48,021

     A) IN ACCORDANCE WITH MEXICAN TAX LAW TAX LOSSES, RESTATED WITH THE NCPI, MAY BE CARRIED FORWARD FOR A PERIOD OF TEN YEARS, STARTING FROM THE YEAR THEY WERE GENERATED.

     B) AT DECEMBER 31, 2002 THE COMPANY HAS CONSOLIDATED ASSET TAX CREDITS OF PS.1,862,808, WHICH EXPIRE FROM IN 2006 THROUGH 2012 AND TAX LOSS CARRYFORWARDS FOR AN AMOUNT OF PS.2,267,820, WHICH EXPIRE FROM 2009 THROUGH 2012.

     EXTRAORDINARY ITEMS (N/A)

     10.- DISCONTINUED OPERATIONS

     A) IN FEBRUARY 2001, THE COMPANY ENTERED INTO A PURCHASE AND SALE AGREEMENT FOR THE SALE OF THE COMPANY'S EQUITY INTERESTS IN THE ENTITIES WHICH ARE ENGAGED IN THE EXTRACTION, EXPLOITATION AND COMMERCIALIZATION OF CONSTRUCTION AGGREGATES. THE AMOUNT OF THE AGREEMENT TOTALS $122.4 MILLION U.S. DOLLARS.

     B) DURING 2000, THE COMPANY'S BOARD OF DIRECTORS ADOPTED A FORMAL PLAN FOR DISPOSITION OF ITS MANUFACTURING BUSINESS. THE PLAN RESULTED IN SUSPENDING THE OPERATIONS OF THE MANUFACTURING SEGMENT, AS THE ACTIVITY OF THIS SEGMENT WAS NO LONGER VIABLE. THE ACTIVITIES DEVELOPED BY THIS SEGMENT COMPRISED THE DESIGN, ENGINEERING, MANUFACTURING, CONSTRUCTION, ASSEMBLING, REPAIRING AND INSTALLATION OF DIFFERENT TYPES OF METALLIC GOODS. AT PRESENT, THIS SEGMENT IS IN A LIQUIDATION PROCESS AND IS CONCLUDING ALL CONTRACTS ENTERED INTO BY THE COMPANY. IT HAS CEASED THE ACCEPTANCE OF NEW CONTRACTS, HAS BEGUN LIQUIDATING ITS
PROPERTY, PLANT AND EQUIPMENT, AND HAS TERMINATED EMPLOYEES. SINCE THE SECOND SEMESTER OF 2000 THE COMPANY TREATED THIS TRANSACTION AS A DISCONTINUED OPERATION.

     C) CONDENSED INFORMATION FROM THESE SEGMENTS PRESENTED IN THE BALANCE SHEET IN THEIR CORRESPONDING ITEMS AND NOT AS DISCONTINUED OPERATIONS (THE FIGURES DO NOT INCLUDE INTERCOMPANY ELIMINATIONS) ARE PRESENTED AS FOLLOWS:

         BALANCE SHEET DATA                   DECEMBER 2001

         TOTAL ASSETS                            109,421
         CURRENT ASSETS                           33,134
         CASH AND CASH EQUIVALENTS                   188
         TRADE AND CONTRACT RECEIVABLES (NET)
                                                   1,788
         OTHER RECEIVABLES (NET)                  27,529
         INVENTORIES                              32,161
         OTHER CURRENT ASSETS                      1,468
         PROPERTY, PLANT AND EQUIPMENT            76,287

         TOTAL LIABILITIES                       135,913
         CURRENT LIABILITIES                     135,913
         TRADE ACCOUNTS PAYABLE                    4,907
         TAXES                                       704
         OTHER CURRENT LIABILITIES               130,301
         STOCKHOLDERS' EQUITY                    (26,490)


         INCOME STATEMENT DATA              JANUARY 1 -DECEMBER
                                                  31, 2002

         REVENUES                                 150,254
         OPERATING (LOSS) INCOME                 (74,449)
         NET INCOME                              261,453

     EFFECTS AT THE BEGINNING OF THE PERIOD FOR CHANGES IN ACCOUNTING PRINCIPLES ( N/A )

     12.- MONTHLY NET RESULTS (HISTORICAL AND RESTATED)

           MONTHLY     CUMULATIVE                        RESTATED
             NET          NET        ENDING BEGINNING     MONTHLY
            RESULTS     RESULTS      FACTOR  FACTOR     NET RESULTS
MONTH 2002
JANUARY     (17,171)      (17,171)   1.0473   1.0092     (17,982)
FEBRUARY    (25,449)      (42,619)   1.0480   0.9994     (26,683)
MARCH       (13,415)      (56,034)   1.0427   1.0051     (13,762)
APRIL      (161,455)     (217,490)   1.0370   1.0055    (167,109)
MAY        (122,927)     (340,417)   1.0349   1.0020    (126,761)
JUNE       (131,630)     (472,047)   1.0302   1.0046    (134,006)
JULY       (199,351)     (671,398)   1.0269   1.0032    (203,157)
AUGUST     (159,523)     (830,921)   1.0230   1.0038    (160,573)
SEPTEMBER  (157,811)     (988,732)   1.0168   1.0058    (155,310)
OCTOBER    (118,356)   (1,107,088)   1.0124   1.0046    (115,474)
NOVEMBER   (106,435)   (1,213,523)   1.0043   1.0081     (97,925)
DECEMBER   (109,351)   (1,322,874)   1.0000   1.0043    (104,132)

NET RESULTS OF MAJORITY INTEREST- LAST TWELVE MONTHS  (1,322,874)


     INFORMATION FOR THE MEXICAN STOCK EXCHANGE REQUESTED IN WRITING ON JULY 10, 1995

     1.-THE COMPANY HAS AN AMERICAN DEPOSITARY RECEIPTS PROGRAM (ADRS), WHICH IS EFFECTIVE

     2.- ORGANIZED MARKETS WITH THEIR RESPECTIVE COUNTRIES ARE AS FOLLOWS:

     NEW YORK  STOCK  EXCHANGE  USA
 a)  MEXICAN  STOCK  EXCHANGE  MEXICO
 b) SEAQ INTERNATIONAL OF THE INTERNATIONAL STOCK EXCHANGE OF THE UNITED KINGDOM AND THE REPUBLIC OF IRELAND LTD.

     3.- AN ONLY ONE-SHARE SERIES EXIST, INCORPORATED TO THE PROGRAM.

     4.- SHARES RATIO PER ADR IS 6 TO 1.

     5.- NUMBER OF SHARES SUBSCRIBED TO THE PROGRAM AND PERCENTAGE FROM COMMON STOCK AT DECEMBER 31, 2002 ARE AS FOLLOWS:

         ORIGINALLY:             28,750,000
         NOW :                   12,662,233
         PERCENTAGE:                  12.22%

     6.- GUARDIAN INSTITUTION OR BANK, FOR CPO'S: BANAMEX.

     7.- GUARDIAN INSTITUTION OR BANK, FOR ADR'S: BANK OF NEW YORK.